77.D EXHIBIT

At a regular meeting held on January 16, 2002, the Board of Dreyfus Massachusetts Municipal Money Market Fund, Inc. adopted a fundamental policy to invest at least 80% of the Fund's net assets in debt securities that provide income exempt from federal and Massachusetts personal income taxes. This policy is in addition to the Fund's policy to invest at least 65% of its net assets in debt securities that provide income exempt from Massachusetts personal income taxes.